21001809

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
MAR 01 2021
Washington, DC

NAME OF BROKER-DEALER: DCM Brokers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 W Jackson Blvd Ste 600
(No. and Street)

Chicago (City) IL (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen O'Rourke (312)788-2487
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kavanagh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCM Brokers, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MAUREEN OROURKE
Notary Public, State of Illinois
My Commission Expires 9/19/2022

Signature

Executive Representative
Title

Maureen ORourke
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

DCM Brokers, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	11,932
Other assets		460
Total assets	$	12,392
Member's equity	$	12,392

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

DCM Brokers, LLC (the Company), a wholly owned subsidiary of Dearborn Capital Management, L.L.C. (the Parent or Dearborn Capital), is a registered broker-dealer under the Securities Exchange Act of 1934 (Act) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

In the normal course of business, the Company, as an investment banking firm, seeks to act as a wholesaler of interests in primarily U.S.-based public and private companies and limited partnerships who may benefit from financing through the private placement via direct participation programs of equity and/or debt capital.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to private placements, wholesaler of managed futures products for affiliated companies, and broker or dealer selling limited partnerships in primary distributions.

The Company is not required to engage an independent public accountant to provide the accountant's reports as provided under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act. Paragraph (e)(1)(i)(A) of Rule 17a-5 states that the broker or dealer is not required to engage an independent public accountant if the securities business of the broker or dealer has been limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer, the broker has promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction, and the broker has not otherwise held funds or securities for or owed money or securities to customers. The Company met all the requirements under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Income taxes: As a wholly owned subsidiary of Dearborn Capital, the Company is not subject to federal income tax, but may be subject to certain state taxes.

Note 2. Related-Party Transactions

The Company has entered into an agreement with Dearborn Capital, effective August 1, 2008, whereby Dearborn Capital assumes responsibility for, and pays any and all overhead and operating expenses and liabilities of the Company, other than certain expenses of the Company including but not limited to regulatory expenses. Such expenses will not be allocated to or reimbursed by the Company, and accordingly, there will be no expense allocation formulated by Dearborn Capital.

Note 3. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may

be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $11,932 which was $6,932 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 5. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statements were issued for potential recognition and/or disclosure. No items were noted.

DCM Brokers, LLC

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2020

DCM Brokers, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. §240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. §240.17a-5(d)(1)(i)(C).

The Company is not required to engage an independent public accountant to provide the accountant's reports as provided under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act. The Company met all the requirements under the provisions of Paragraph (e)(1)(i)(A) of Rule 17a-5 of the Act as follows:

1. The securities business of the Company has been limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer.
2. The Company has promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction.
3. The Company has not otherwise held funds or securities for or owed money or securities to customers.

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. §240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

(1) The financial report is true and correct.

(2) Neither the broker or dealer, nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 16, 2021

By: ______________________

Name: David Kavanagh
Title: President